UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1*)

Axesstel, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

05459T101

(CUSIP Number)

c/o Axesstel, Inc.
6815 Flanders Dr., Suite 210
San Diego, CA 92121
(858) 625-2100

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  05459T101

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Mike H.P. Kwon

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)    PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization      United States

Number of	7. Sole Voting Power 1,150,474
Shares
Beneficially by Owned by	8. Shared Voting Power
Each Reporting
Person With	9. Sole Dispositive Power 1,150,474

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,150,474

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   4.95% (based on 23,228,982 shares outstanding on May 10, 2009)

14. Type of Reporting Person (See Instructions)   IN

This Amendment No. 1 (this “Amendment”) amends and supplements the schedule 13D filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on July 22, 2005 (the “Schedule 13D”).  Among other things, this Amendment is being filed to report that the reporting person has ceased to be a beneficial owner of more than five percent of the issuer’s outstanding Common Stock. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)  As of June 21, 2009 the reporting person's principal occupation is acting as an independent consultant to the issuer in the area of business development and sales support management.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  As of June 21, 2009, the reporting person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 1,150,474 shares of Common Stock.  Accordingly, the reporting person beneficially owns approximately 4.95% of the outstanding shares of the Common Stock, based upon 23,228,982 shares outstanding as of May 10, 2009 (as reported in the issuer’s Form 10-Q filed on May 12, 2009).

(b)  As of June 21, 2009, the reporting person has sole power to vote or direct the disposition of 1,150,474 shares of Common Stock.

(c)   During the past sixty days, the reporting person has effected the following transactions in the Common Stock, all of which were sales by the reporting person in open market transactions:

Date of Transaction	Amount of Shares Involved	Price per Share
4/21/2009	20,000	$0.21
4/22/2009	24,000	$0.24
4/24/2009	200	$0.26
4/27/2009	20,000	$0.26
4/28/2009	89,200	$0.26
4/29/2009	5,000	$0.27
4/30/2009	20,000	$0.27
5/1/2009	16,500	$0.29
5/4/2009	2,000	$0.28
5/5/2009	17,000	$0.26
5/8/2009	74,600	$0.27
5/11/2009	100,000	$0.22
5/21/2009	55,400	$0.29
6/2/2009	110,000	$0.25
6/3/2009	4,500	$0.26
6/5/2009	21,300	$0.28
6/5/2009	60,003	$0.28
6/5/2009	85,500	$0.26
6/8/2009	51,200	$0.28
6/8/2009	12,497	$0.28
6/8/2009	72,500	$0.28
6/8/2009	32,600	$0.40
6/8/2009	110,300	$0.40
6/8/2009	187,511	$.034
6/8/2009	100,000	$0.29
6/8/2009	100,000	$0.30

(d)  A portion of the shares of Common Stock beneficially owned by the reporting person may be owned with the reporting person’s spouse as community property under the laws of the State of California.

(e)   The reporting person ceased to be the beneficial owner of more than five percent of the Common Stock as of June 8, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The reporting person is a party to the following contracts and arrangements with the issuer with respect to the acquisition of Common Stock from the issuer:

(i)
Warrant Agreement dated May 1, 2002 pursuant to which reporting person may acquire up to 65,974 shares of Common Stock at an exercise price of $0.07 per share. The form of Warrant Agreement is attached as Exhibit 99.1 to the Schedule 13D and incorporated herein by reference.

(ii)
Stock option agreement pursuant to which the reporting person may acquire up to 104,500 shares of Common Stock at an exercise price of $0.60 per share under the issuer’s 2002 Stock Option Plan. The form Stock Option Agreement used in connection with the 2002 Stock Option Plan is attached as Exhibit 99.5 to the Schedule 13D and incorporated herein by reference.

Other than the agreements reflected above, the reporting person has not entered into any contract, arrangement or understanding with respect to the Common Stock. None of the Common Stock beneficially owned by the reporting person is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such stock.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2009 Date

/s/ Mike H.P. Kwon
Signature

Mike H.P. Kwon
Name/Title Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)